SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS RELEASE 2Q25

CONTENTS
1. 2Q25 HIGHLIGHTS	5
2. KEY INDICATORS	6
3. 2Q25 EXECUTIVE SUMMARY	7
4. GLOBAL PETROCHEMICAL INDUSTRY	8
5. PERFORMANCE BY SEGMENT	9
5.1 BRAZIL/SOUTH AMERICA	9
5.2 UNITED STATES AND EUROPE	17
5.3 MEXICO	20
6. CONSOLIDATED FINANCIAL OVERVIEW	26
6.1 CONSOLIDATED REVENUE	26
6.2 COST OF GOODS SOLD (COGS)	27
6.3 OTHER REVENUE (EXPENSE), NET	27
6.4 RECURRING EBITDA	27
6.5 CONSOLIDATED FINANCIAL RESULT	28
6.6 NET INCOME (LOSS)	29
6.7 INVESTIMENTS	29
6.8 STRATEGY	30
6.9 CASH FLOW	32
6.10 DEBT MATURITY PROFILE AND RATING	32
7. CAPITAL MARKETS	34
7.1 STOCK PERFORMANCE	34
7.2 PERFORMANCE OF CORPORATE DEBT SECURITIES	35
8. LIST OF ANNEXES	36

2

EARNINGS RELEASE 2Q25

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements.

Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

3

EARNINGS RELEASE 2Q25

A BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest resin producer in the Americas and the global leader in biopolymers, announces its schedule for the release of results for the second quarter of 2025, as detailed below.

Conference Call

Portuguese (original audio) with simultaneous translation into English

August 7, 2025 (Thursday)

Time: 12:00 p.m. Brasilia | 11:00 a.m. U.S. ET | 4:00 p.m. London

Zoom Link: Clique aqui

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

4

EARNINGS RELEASE 2Q25

Braskem records Recurring EBITDA of US$74 million in 2Q25

In the first half of 2025, the Company recorded net profit attributable to shareholders of R$431 million

1.2Q25	HIGHLIGHTS

5

EARNINGS RELEASE 2Q25

2.	KEY INDICATORS

6

EARNINGS RELEASE 2Q25

3.	2Q25 EXECUTIVE SUMMARY

In the second quarter of 2025, the global demand scenario was impacted by trade tensions between the United States and China, as well as tariff uncertainties. These conditions impacted global trade flows and affected price references in the international market, resulting in a reduction compared to the first quarter of 2025 of (i) 10 and 12% in international PE reference prices, which are used as a reference in the Brazil and Mexico segments, respectively; and (ii) 4%, 6% and 7% in international references for PP, PVC and Main Chemicals, respectively, which are used as references in the Brazil/South America segment.

Additionally, the costs of goods sold were pressured by feedstock previously acquired at higher prices, generating a mismatch between cost and sales price and impacting the profitability of the segments in the quarter.

In the Brazil/South America segment, the utilization rate of petrochemical plants remained stable, with emphasis on the gas-based plant in Rio de Janeiro, which operated at 95%. Demand for resins in the Brazilian market grew 7% and the Company's resin sales increased 3% in the Brazilian market and 19% in exports. The Recurrent EBITDA of the Brazil/South America segment in the quarter was US$152 million considering the impact of the inventory effect in the period.

Regarding the Industry’s outlook, the Brazilian chemical industry presented a level of idleness of 38% during the first half of 2025, being the lowest level in the last 30 years, according to preliminary data from the Brazilian Chemical Industry Association (ABIQUIM). In this context, it is important to highlight that the competitive parity measures under discussion in Brazil, including the Special Chemical Industry Sustainability Program (“PRESIQ”), are fundamental for strengthening the competitiveness of the Brazilian industry, increasing its utilization rate, while generating jobs and creating a revenue stream for the government through taxes.

The performance of the United States and Europe segment in 2Q25, despite the higher petrochemical spreads in Europe and the higher sales volume in the quarter, was impacted by higher costs of feedstock acquired in previous periods, recording a negative Recurring EBITDA of US$8 million.

In Mexico, Braskem Idesa's first general maintenance stoppage started in 2Q25 and the lower supply of ethane by Pemex impacted production and sales volumes as well as the production cost considering the volumes of imported ethane. Additionally, the PE spread in Mexico was 12% lower when compared to the previous quarter, recording negative Recurring EBITDA of US$ 9 million.

In this scenario, the Company's consolidated Recurrent EBITDA was US$74 million (R$427 million), lower than 1Q25 and 2Q24. Despite the increased working capital management that occurred in 2Q25 when compared to the previous quarter, the Company presented a cash consumption of R$1,448 million (US$256 million).

Corporate gross debt ended the quarter at approximately US$8.5 billion, with an average term of 9 years and 68% of maturities starting in 2030. At the end of 2Q25, the cash position, excluding Braskem Idesa, was US$1.7 billion, without considering the US$1 billion revolving credit line available until December 2026.

7

EARNINGS RELEASE 2Q25

4.	GLOBAL PETROCHEMICAL INDUSTRY

For more information on the petrochemical scenario during the quarter, see Annex 8.1 of this document.

8

EARNINGS RELEASE 2Q25

5.	PERFORMANCE BY SEGMENT
5.1	BRAZIL/SOUTH AMERICA

In 2Q25, the average spread of resins on the international market in dollars was higher (+1%) when compared to 1Q25, mainly influenced by the lower price of naphtha ARA given the lower (-10%) price of oil on the international market in the quarter. In reais, spreads were lower due to the 3% appreciation of the exchange rate.

The sales volume of resins in the Brazilian market increased by 3% compared to 1Q25, and the sales volume of main chemicals remained in line compared to the previous quarter.

The average costs of goods sold in the quarter were impacted by feedstock acquired in previous periods, when prices were higher. This mismatch between the cost of feedstock and sales price negatively impacted the segment's profitability in the quarter.

5.1.1	OPERATIONAL OVERVIEW

a) Demand for resins in Brazil (PE, PP, and PVC): increased (+7%) compared to 1Q25, mainly explained by (i) the 8% higher demand for PE, with emphasis on the hygiene, cleaning, logistics and transport sectors; (ii) the 7% higher demand for PP, driven by the automotive and packaging sectors; (iii) the anticipation of purchases of PE and PP in the transformation chain, due to lower prices on the international market during the period and the expectation of price increases on the international market in the coming months; and (iv) the 6% higher demand for PVC, driven by the pipes, automotive and pharmaceutical sectors.

In relation to 2Q24, demand was lower (-2%), mainly explained by (i) lower PE demand by 4%, due to lower consumption in the cleaning sector; and (ii) lower demand for PP by 3%, due to lower consumption in the household appliances and food sectors. This effect was partially offset by the 8% higher demand for PVC, due to the build-up of inventory and purchases made in advance.

9

EARNINGS RELEASE 2Q25

b) Average utilization rate of petrochemical complexes: remained in line in relation to 1Q25, mainly impacted by the higher production of the Rio de Janeiro petrochemical complex due to the build-up of inventories in anticipation of the scheduled shutdown of this complex scheduled to occur in 3Q25. This effect was offset by (i) the continuous adjustment of production levels to lower demand in the period; and (ii) the lower supply of feedstock for the São Paulo petrochemical complex.

In relation to 2Q24, the increase in the utilization rate (+3 p.p.) is mainly explained by the normalization of operations at the Triunfo petrochemical complex, in Rio Grande do Sul, which were interrupted during 2Q24 due to the extreme weather event that affected the state in the period.

c) Resin sales volume: in the Brazilian market, the increase (+3%) in relation to 1Q25 is mainly explained by the anticipation of purchases in the transformation chain due to (i) lower prices in the international market during 2Q25, impacted by tariff uncertainties; and (ii) the expectation of an increase in international price references throughout the second half of 2025.

In relation to 2Q24, sales volume remained in line (+1%), highlighting the increase in PVC and PE sales volume by 6% and 2%, respectively, partially offset by the reduction in PP sales volume by 3%.

Exports were higher compared to 1Q25 (+19%), mainly explained by the increased volume of PE and PP exports, with emphasis on South America due to the higher availability of products for export.

10

EARNINGS RELEASE 2Q25

In relation to 2Q24, the increase (+30%) is mainly explained by the higher availability of product for export given the lower demand for PE and PP in the Brazilian market.

d) Sales volume of main chemicals1: in the Brazilian market, it remained in line compared to 1Q25, mainly explained by the higher sales volume of benzene and propylene due to the increase in demand in the Brazilian market. This effect was partially offset by the lower sales volume of (i) paraxylene due to the scheduled shutdown that occurred in 2Q25 at the production unit for this product; and (ii) ethylene due to the reduction in demand in the Brazilian market during the period.

In relation to 2Q24, sales volume remained in line (+1%) with emphasis on the increase of the sales volume of gasoline, toluene and benzene, due to the higher availability of product for sale due to the normalization of operations in Rio Grande do Sul, partially offset by the lower sales volume of paraxylene considering the scheduled shutdown that occurred in 2Q25 at this unit.

Exports were lower compared to 1Q25 (-39%), mainly explained by the lower volume of exports of butadiene, benzene, paraxylene and toluene due to the lower availability of the product for export.

The reduction (-56%) compared to 2Q24 is mainly explained by the lower volume of exports of gasoline, benzene and toluene.

1 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene, given these products’ share of net revenue in the segment.

11

EARNINGS RELEASE 2Q25

12

EARNINGS RELEASE 2Q25

UPDATES ABOUT ALAGOAS

The provision for the geological event in Alagoas, based on its assessment and that of its external advisors, considering the short and long-term effects, and the best estimate of expenses for implementing the various measures, showed the following movement at the end of the second quarter of 2025:

Balance of the Alagoas geological event's provision (R$ million)	2Q25	1Q25	2Q25 YTD	2024
Balance at the beginning of the period	5,080	5,570	5,570	5,240
Provision Additions[2]	(93)	(47)	(139)	2,237
Payments and Reclassifications[3]	(404)	(468)	(872)	(2,052)
Realization of present value adjusment	86	25	111	145
Balance at the end of the period	4,670	5,080	4,670	5,570

The provision balance at the end of the period was R$4.7 billion, lower (-8%) compared to the balance at the end of 1Q25. The reversal of the provision of approximately R$93 million was recorded after updating the adjustment to present value, resulting from the review of the estimated disbursements over time.

By the end of June 2025, the main advances on the action fronts in Maceió were:

(i)	Financial Compensation and Relocation Support Program (PCF): 99.9% (19,190) of proposals submitted, with around 99.4% of proposals paid.
(ii)	Closing and Monitoring of salt cavities: the closure plan for the 35 cavities considers 18 cavities with the provision of priority filling with solid material, with 6 cavities already having their filling completed, 2 cavities have reached the technical filling limit, 5 cavities have the filling process in progress and for the remaining 5 cavities, activities are in the preparation and planning phase. Additionally, 6 cavities were filled naturally, with confirmation approved by ANM (National Mining Agency). Another 11 cavities remain within the salt layer and pressurized, since the Company is considering filling them with solid material, in the long term and after the completion of the current filling plan, with the aim of achieving a maintenance-free state for the 35 cavities, suitable for the definitive closure of the field.
(iii)	Socio-urban measures: 11 projects were defined for urban mobility, 6 of which were completed, 3 in progress and 2 in the planning phase.

For more information on advances made on the action fronts in Alagoas during the quarter, see appendix 8.3 of this document.

2 The reversal of the provision in 2Q25 mainly refers to the update of the adjustment to present value due to the remeasurement of the estimated disbursements over the periods. In 2024, the supplement to the provision is mainly explained by (i) the review of cost estimates relating to updates to the mining front closure plan; (ii) for the implementation and advancement in the maturity of projects, initiatives and programs present on the action fronts in Alagoas; and (iii) the monetary update totaling R$15 million reported under the financial expense line.

3 Of the amount at the end of 2Q25 of R$872 million: (i) R$684 million refers to payments made; and (ii) R$188 million was reclassified to the Other obligations group, which totals a balance of R$439 million relating to accounts payable from the geological event in Alagoas.

13

EARNINGS RELEASE 2Q25

5.1.2	FINANCIAL OVERVIEW

A) Net Revenue: lower, in dollars (-1%) and in reais (-4%), compared to 1Q25, mainly due to the reduction of (i) 7% in the international reference for the average price of resins and Main Chemicals on the market; and (ii) 25 thousand tons, or 39%, in the export volume of Main Chemicals.

In 2Q25, net revenue was positively impacted by approximately R$59 million by presumed PIS/COFINS credits relating to REIQ Investimentos.

Compared to 2Q24, it was lower in dollars (-6%), mainly explained by the reduction of (i) 18% in the international price reference for Main Chemicals; (ii) 10% on the international average resin price reference; and (iii) 49 thousand tons, or 56%, in the export volume of Main Chemicals. In reais, the increase (+2%) compared to 2Q24 is explained by the depreciation of the average real against the average dollar of 9% in the period.

B) Cost of Goods Sold (COGS): in line, in dollars (+1%), mainly explained by the increase in the volume of resin sales in the Brazilian and export markets, partially offset by the reduction in the export volume of Main Chemicals. In reais, the reduction (-2%) is also explained by the appreciation of the average real against the average dollar for the period of 3%. Additionally, COGS in 2Q25 was negatively impacted by the inventory effect due to feedstock that were acquired in previous periods, when prices were higher compared to 2Q25.

In relation to 2Q24, the reduction in dollars (-4%) is mainly explained by (i) a reduction of 8 thousand tons, or 3%, in the volume of PP sales in the Brazilian market; (ii) reduction of 49 thousand tons, or 56%, in the sales volume of Main Chemicals in the international market; and (iii) the 18% reduction in international references for naphtha and Main Chemicals, respectively, in addition to the 10% and 33% reduction in the average international references for resins and EDC. In reais, the increase (+4%) when compared to 2Q24 is explained by the depreciation of the average real against the average dollar of 9% in the period.

14

EARNINGS RELEASE 2Q25

In 2Q25, COGS was positively impacted by PIS/COFINS credits on the purchase of feedstock (REIQ) of US$13 million (R$72 million) and by Reintegra credits of US$0.4 million (R$2.3 million).

C) SG&A Expenses: due to changes in the organizational structure, the Company reclassified part of the expenses that were previously classified under "Corporate Unit", for the segments. Therefore, for the Brazil/South America Segment, there was an increase in expenses of around US$3 million (R$17 million) under the line General and Administrative Expenses.

Additionally, expenses with project studies to expand production capacity, including the Transforma Rio project, recovered through REIQ Investimentos, totaled a net amount of approximately US$4.4 million (R$25 million) in 2Q25.

Excluding these effects, the increase in SG&A in relation to 1Q25, in the amount of approximately US$2 million, is mainly explained by higher logistics expenses. In reais, the reduction (R$-8 million) is explained by the appreciation of the average real against the average dollar for the period of 3%.

Compared to 2Q24, the increase in the amount of approximately US$11 million is mainly explained by the reversal of the provision for losses on accounts receivable that occurred in 2Q24.

D) Other Revenue (Expense), Net: revenue of US$73 million (R$409 million) mainly due to (i) the effect of recognizing PIS/COFINS credit in the amount of around R$290 million in 2Q25; (ii) adjustment of the present value calculation of the provision relating to the geological event in Alagoas; and (iii) revenue from the sale of electricity on the free market in the quarter. Of this amount, the impact recognized on Recurring EBITDA was approximately US$5 million (R$28 million) in the quarter.

E) Recurring EBITDA: was US$152 million (R$865 million), lower in dollars and reais when compared to 1Q25 and 2Q24, respectively.

5.1.3	RENEWABLES

15

EARNINGS RELEASE 2Q25

5.1.3.1	OPERATIONAL OVERVIEW

a) Green ethylene utilization rate: lower compared to 1Q25 (-16 p.p.) mainly due to the optimization of inventories carried out in the quarter to adapt to current demand.

In relation to 2Q24, the increase (+36 p.p.) is explained by the normalization of operations at the Triunfo Petrochemical Complex, in Rio Grande do Sul, which were interrupted during 2Q24 due to the external weather event that affected the state.

[4]

b) Sales volume of Green PE (I'm greenTM bio-based): higher compared to 1Q25 (+24%) mainly due to increased demand from new and existing customers.

The increase compared to 2Q24 (+10%) is mainly explained by the higher availability of the product for sale, after the normalization of operations at the Rio Grande do Sul petrochemical complex, which had been interrupted due to the weather event that occurred in 2Q24.

4 Due to the review of green ethylene production capacity, starting in 2Q25, the calculation of the utilization rate considers the production capacity of 275 thousand tons per year.

16

EARNINGS RELEASE 2Q25

5.1.3.2	FINANCIAL OVERVIEW

A) Net Sales Revenue of Green PE and ETBE5: increase compared to 1Q25 (+18%) mainly explained by (i) higher sales volume of Green PE and ETBE, as explained previously.

The increase compared to 2Q24 (+6%) is mainly explained by (i) higher sales volume of PE Verde and ETBE; and (ii) higher Green PE price.

5.2	UNITED STATES AND EUROPE

The average spread of PP Europe was higher than in 1Q25, mainly due to the increase in the price of PP in the region, explained by the reduction in supply. In the United States, the PP spread remained in line compared to the previous quarter.

PP sales volume was higher compared to the previous quarter, mainly due to increased seasonal demand in the United States and optimization of inventory levels in Europe.

The average costs of goods sold in the quarter were impacted by the price of feedstock acquired in previous periods when they were higher compared to 2Q25. This mismatch between the cost of feedstock and sales price impacted the segment's profitability in the quarter.

In the second quarter of 2025, due to changes in the organizational structure, the Company reclassified part of the expenses that were previously classified within "Corporate Unit", to segments. Therefore, for the United States and Europe Segment, there was an impact of around US$8 million (R$43 million) in 2Q25 under the line General and Administrative Expenses.

5 Product that uses renewable feedstock, ethanol in its composition.

17

EARNINGS RELEASE 2Q25

5.2.1	OPERATIONAL OVERVIEW

a) PP demand: PP demand in North America was higher (+6%) when compared to 1Q25, mainly due to the seasonal demand.

In Europe, PP demand remained in line compared to 1Q25.

Compared to 2Q24, demand in North America was lower (-2%) mainly explained by tariff uncertainties during the period. In Europe, demand was lower (-1%) compared to 2Q24, mainly due to (i) uncertainties regarding the external scenario with geopolitical tensions between the United States and China; and (ii) lower due to increased destocking throughout the supply chain during the period.

b) Average utilization rate of PP plants: remained in line compared to 1Q25, mainly due to the increase in production in the United States in anticipation of the seasonal increase in demand, partially offset by lower production in Europe, mainly due to the lower availability of feedstock caused by operational adjustments from suppliers.

Compared to 2Q24, the utilization rate was lower (-4 p.p.) mainly due to the lower supply of propylene in Europe in 2Q25.

18

EARNINGS RELEASE 2Q25

[6]

c) PP sales volume: higher compared to 1Q25 (+2%) mainly due to higher seasonal demand in the United States, as previously mentioned.

Compared to 2Q24, sales volume remained in line (+1%).

5.2.2	FINANCIAL OVERVIEW

A) Net Revenue: lower in dollars (-10%) and in reais (-12%) when compared to 1Q25, mainly due to the 11% reduction in the international price reference for PP in the United States, partially offset by the increase in sales volume of 8 thousand tons, or 2% of sales volume.

In relation to 2Q24, the reduction in dollars (-24%) and in reais (-17%) is mainly explained by the 14% and 6% reduction in international PP price references in the United States and Europe, respectively.

B) Cost of Goods Sold (COGS): lower in dollars (-7%) and in reais (-10%) compared to 1Q25, mainly due to the 16% reduction in the international propylene price reference in the United States in the quarter. This effect was partially offset by the inventory effect in the quarter due to the impact on the average cost of goods sold related to feedstock acquired in previous periods, when prices were higher compared to 2Q25.

6 Due to the review of polypropylene production capacity, starting 1Q25, the calculation of the utilization rate considers the production capacity of 2,021 thousand tons per year

19

EARNINGS RELEASE 2Q25

Compared to 2Q24, it was lower in dollars (-20%) and in reais (-13%), mainly explained by the 14% and 6% reduction in international propylene price references in the United States and Europe, respectively.

C) SG&A Expenses: In the second quarter of 2025, due to changes in the organizational structure, the Company reclassified part of the expenses that were previously classified within "Corporate Unit", to segments. The United States and Europe Segment was impacted by around US$8 million (R$43 million) in 2Q25.

Excluding this effect, the increase in SG&A of approximately US$2 million is mainly explained by higher expenses with third parties. In reais, the increase of approximately R$5 million is also explained by the appreciation of the average real against the average dollar for the period of 3%.

The increase compared to 2Q24, of approximately US$14 million, is mainly explained by lower logistics expenses in 2Q24. In reais, the increase of approximately (R$97 million) is explained by the depreciation of the average real against the average dollar of 9% in the period.

D) Other Revenue (Expenses), Net: revenue from the subleasing of vessels in Europe.

E) Recurring EBITDA: it was negative by US$8 million (R$48 million), lower compared to 1Q25 and 2Q24.

5.3	MEXICO

The North America PE spread was lower compared to 1Q25, mainly due to the lower US PE price, impacted by the lower oil and naphtha prices in addition to global tariff uncertainties. This effect was partially offset by the lower price of ethane in the United States, mainly explained by the reduction in exports, especially in June, given the impact of new licensing requirements imposed by the United States on Chinese vessels

PE sales volume was lower, due to the lower availability of product for sale given the beginning of the general maintenance shutdown at the Braskem Idesa Petrochemical Center and the lower supply of ethane from PEMEX, impacting the inventory build-up process prior to the general maintenance shutdown.

Average costs of goods sold in the quarter were impacted by (i) recognition of idleness expenses in the amount of approximately US$9 million; and (ii) higher volume of ethane imported from the United States through the Fast Track solution due to lower supply from Pemex in the period.

Additionally, the higher variable, general and administrative expenses in the quarter, explained by higher inventory expenses due to the plant's scheduled shutdown, were offset by the provision for the of a contractual fine to be received for the delay in the construction of the ethane import terminal.

20

EARNINGS RELEASE 2Q25

5.3.1OPERATIONAL	OVERVIEW

a) PE demand in the Mexican market: higher in relation to 1Q25 (+11%) and 2Q24 (+10%), mainly due to the anticipation of purchases in the transformation chain due to uncertainties regarding the global supply of PE and expectations of price increases in the coming periods.

b) Average utilization rate of PE plants: lower compared to 1Q25 (-35 p.p.) and 2Q24 (-34 p.p.), mainly due to (i) the beginning of the general maintenance shutdown at the Braskem Idesa Petrochemical Complex; and (ii) lower ethane supply due to operational problems at PEMEX, which was around 13 thousand barrels per day6 compared to 28.3 thousand barrels per day in 1Q25 and 26 thousand barrels per day in 2Q24.

The volume of ethane supplied through the Fast Track solution was around 17.3 thousand barrels per day7, compared to 21.3 thousand barrels per day in 1Q25 and 23 thousand barrels in 2Q24.

c) PE sales volume: lower compared to 1Q25 (-16%) and 2Q24 (-33%), mainly due to the lower availability of product for sale explained by lower production, as mentioned above.

7 Calculation of the average supply adjusted to also consider the month of June, in which Braskem Idesa was undergoing a general maintenance shutdown. Considering only the months of April and May, the supply of ethane by PEMEX was around 19.6 thousand barrels per day, and the supply of ethane through the Fast Track solution was around 26 thousand barrels per day.

21

EARNINGS RELEASE 2Q25

5.3.2FINANCIAL	OVERVIEW

A) Net Revenue: lower in dollars (-20%) and in reais (-22%) mainly due to (i) reduction of 30 thousand tons, or 16%, in PE sales volume; (ii) 12% reduction in the international PE reference price.

In relation to 2Q24, the reduction in dollars (-37%) and in reais (-31%) is mainly explained by (i) a reduction of 78 thousand tons, or 33%, in PE sales volume; and (ii) 16% reduction in the international PE price reference.

Sales by region (% in tons)

B) Cost of Goods Sold (COGS): higher in dollars (+18%) and in reais (+14%) compared to 1Q25, mainly explained by (i) the impact of around US$9 million related to idleness in the quarter due to the scheduled maintenance shutdown started in 2Q25; and (ii) higher volume of ethane imported from the United States through the Fast Track solution due to lower supply from Pemex in the period.

22

EARNINGS RELEASE 2Q25

In relation to 2Q24, the reduction in dollars (-7%) is mainly explained by the reduction of 78 thousand tons, or 33%, in PE sales volume. This effect was partially offset by the increased volume of ethane imported from the United States through the Fast Track solution due to the lower supply from Pemex in the period.

C) SG&A Expenses: higher in dollars (+34%) compared to 1Q25 and 2Q24 (+18%) mainly due to higher storage expenses due to the planned shutdown in the Petrochemical Complex and the recording of expenses related to the ethane resale operation in Mexico carried out in 1Q25.

D) Other Revenue (Expenses), Net: totaled net revenue of US$27 million, mainly due to the provision of a contractual fine to be received for the delay in the construction of the ethane import terminal.

E) Recurring EBITDA: negative by US$9 million (R$47 million), lower than 1Q25 and 2Q24.

5.3.3INVESTMENTS

The investment planned for 2025 by Braskem Idesa is US$104 million (R$623 million), with US$23 million referring to the completion of the construction of the ethane import terminal, financed through the Syndicated Project Finance Loan of Terminal Química Puerto México (TQPM), and which will not require additional disbursements from shareholders Braskem Idesa and Advario.

Operating Investments for 2Q25: the main operational investments made by Braskem Idesa were related to the scheduled general maintenance shutdown initiated in 2Q25, initiatives in asset reliability and integrity and investments in health, safety and the environment, totaling US$23 million in the quarter.

Strategic Investments for 2Q25: refer to the continued construction of the ethane import terminal through Terminal Química Puerto México (TQPM), which are financed by the Syndicated Project Finance Loan, totaling US$27 million in the quarter.

23

EARNINGS RELEASE 2Q25

5.3.3.1	ETHANE IMPORT TERMINAL

In May 2025, the construction project for the ethane import terminal in Mexico was completed, through the subsidiary Terminal Químico Puerto México (“TQPM”), a joint venture between Braskem Idesa and Advario, with a 50% stake for each shareholder.

The terminal has the capacity to import up to 80 thousand barrels of ethane/day, which is equivalent to 120% of Braskem Idesa's ethane needs to operate at maximum capacity. The connection between the terminal and the Mexico Petrochemical Complex is made through pipelines and the terminal has 2 tanks with a storage capacity of approximately 50 thousand m³ of ethane each, equivalent to approximately 12 days of inventory.

The total estimated value for the construction of the terminal is US$586 million (US$516 million CAPEX ex-VAT), of which US$408 million is financed, in the Syndicated Project Finance Loan modality, carried out by TQPM in November 2023.

In 2Q25, the cash needs for construction of the terminal were disbursed through the Syndicated Project Finance Loan, without the need for additional contributions from Braskem Idesa and Advario. The amount invested by TQPM in the ethane import terminal in the first quarter of 2025 was US$27 million (R$152 million), using the financing obtained as sources of resources.

The total amount disbursed at the ethane import terminal from the beginning of the project until the end of 2Q25 was around US$432 million, with net disbursements made by Braskem Idesa totaling around US$95 million.

5.3.4DEBT	MATURITY PROFILE AND RATING

On June 30, 2025, the average debt term was around 5.4 years. The weighted average cost of Braskem Idesa's debt was exchange rate variation +7.3% a.a.

In April 2025, Braskem Idesa signed a financing agreement with Inbursa bank in the amount of US$95 million. The financing has quarterly interest and a term of 4 years, with bullet amortization in 2029. The operation has no covenants, and the resources were used to pre-pay the Term Loan in the amount of US$105 million, eliminating the need to maintain the Debt Service Reserve Account (DSRA) related to the Term Loan.

24

EARNINGS RELEASE 2Q25

Braskem Idesa Debt Profile (US$ million)
06/30/2025
100
2%
41
0
0
44%
995
0
54%
1,200
06/30/2025 Cash
2025
2026
2027/2028
2029
2030/2031
2032 onwards
Total cash
Foreign Exchange
Interest
SLL – Sustainable Linked Bond¹

Note: Does not consider TQPM financing carried out in the Project Finance modality. | Note (1) SLL – Sustainable Linked Bond in foreign currency. Bond linked to the sustainability commitment to reduce 15% of CO_2 Scope 1 and 2, baseline 2017

Rating

In June 2024, S&P Global Ratings downgraded Braskem Idesa to 'B' with a stable outlook.

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Rating	Outlook	Date
S&P	B	Stable	06/24/2025
FITCH	B+	Stable	12/13/2024

5.3.5PERFORMANCE	OF BRASKEM IDESA'S DEBT INSTRUMENTS

25

EARNINGS RELEASE 2Q25

6.	CONSOLIDATED FINANCIAL OVERVIEW

6.1	CONSOLIDATED REVENUE

26

EARNINGS RELEASE 2Q25

6.2	COST OF GOODS SOLD (COGS)

6.3	OTHER REVENUE (EXPENSE), NET

For 2Q25, Braskem recorded total net revenue of R$439 million, higher than in 1Q25 and 2Q24, mainly due to the (i) recognition of PIS/COFINS tax credits in the amount of R$293 million; (ii) the provision of a contractual fine for the delay in the construction of the ethane import terminal in Mexico, totaling R$106 million to be received by Braskem Idesa; and (iii) reversal of the provision related to the geological event in Alagoas, amounting to approximately R$73 million, mainly explained by the present value adjustment update due to the reassessment of disbursement estimates over time.

6.4	RECURRING EBITDA[8]

The Company's Consolidated Recurring EBITDA totaled US$74 million (R$427 million) in 2Q25, lower than 1Q25 and 2Q24, mainly due to (i) the reduction in international PE and PVC spreads in the Brazil/South America and Mexico segments; (ii) the effects of the scheduled maintenance shutdown in Mexico; and (iii) the inventory effect in all segments.

8 Braskem's consolidated results are equal to the sum of the results of Brazil, the United States and Europe and Mexico subtracted from the eliminations and reclassifications of purchases and sales between the Company's reportable segments and added to Other Segments.

27

EARNINGS RELEASE 2Q25

6.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: in line with 1Q25 (-1%). In relation to 2Q24, the reduction (-4%) is mainly explained by the positive effect related to tax regularization through Refaz Reconstrução9.

Financial Income: lower compared to 1Q25 (-5%) and 2Q24 (-30%), mainly due to lower interest income from financial investments, due to lower the cash position during the period.

Net exchange variation: the positive variation in 2Q25 in relation to 1Q25 is mainly explained by (i) appreciation of 5% of the final real between periods against the dollar over the average net exposure to the dollar in the amount of approximately US$5.5 billion; and (ii) appreciation of 7% of the Mexican peso at the end of the period against the dollar over the average net exposure to the dollar of Braskem Idesa and its subsidiaries in the amount of US$1.8 billion. These effects were partially offset by the impact of hedge accounting in the amount of R$574 million, of which R$418 million refers to Braskem S.A and R$157 million refers to Braskem Idesa.

Transactions in financial instruments under hedge accounting

Regarding Braskem S.A.’s export hedge accounting, the Company realized US$200 million (R$417.7 million) in exports during the quarter from a discontinued cash flow in 2024. The initial designation rate was R$/US$3.9650, set in May 2019, while the realization rate was R$/US$6.0535, set in November 2024. The balance of financial instruments designated for this hedge accounting at the end of 2Q25 was US$6.0 billion.

As for Braskem Idesa’s export hedge accounting, the Company realized US$100.8 million (MXN536.6 million) in exports during the quarter from designated and discontinued flows between 2016 and 2021. The average initial designation rate was MXN/US$14.8084, and the average realization rate was MXN/US$20.1325. The balance of instruments designated for this hedge accounting at the end of 2Q25 was US$2.2 billion.

9 On March 18, 2025, the Government of the State of Rio Grande do Sul, through Decree No. 58,067/25, established the “Refaz Reconstrução” Program, which granted discounts on interest and fines and legal fees for payment of ICMS debts, in cash or in installments.

28

EARNINGS RELEASE 2Q25

Long-term Currency Hedge Program

Braskem's inputs and products have prices denominated in or strongly influenced by international commodity prices, which are usually denominated in US dollars. Since 2016, Braskem has contracted derivative financial instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The program's main form of mitigation is dollar call and put option contracts, protecting flows expected to last up to 18 months.

On June 30, 2025, Braskem had a notional value of outstanding put options of US$0.898 billion, at an average exercise price of R$/US$5.05. At the same time, the Company also had a total outstanding notional amount sold in calls of US$0.620 billion, at an average exercise price of R$/US$7.32. The operations contracted have a maximum maturity of 18 months. The marking to fair value of these Zero Cost Collar ("ZCC") operations was negative at R$27.6 million at the end of 2Q25.

Despite volatility, the dollar remained within expected limits during the period, with no option exercises and no cash impact in 2Q25.

6.6	NET INCOME (LOSS)

In the quarter, the Company reported a net loss attributable to shareholders of US$45 million, or R$267 million, mainly due to (i) decrease of 4 p.p. in gross margin compared to the previous quarter; and (ii) a reduction of approximately R$700 million in financial results, driven by lower gains from derivatives and net foreign exchange variations compared to the previous quarter.

6.7	INVESTMENTS

The investment planned for 2025 by Braskem (ex-Braskem Idesa and ex-REIQ Investimentos) is US$404 million (R$2,4 billion).

At the end of 2Q25, Braskem had made investments worth approximately US$91 million (R$515 million) (ex-Braskem Idesa and ex-REIQ Investimentos).

Operating Investments 2Q25: (i) general maintenance shutdown of the PE plant in Bahia and the petrochemical complex in Rio de Janeiro; (ii) investment in the modernization of the waterproofing system and environmental protection of industrial tanks; and (iii) acquisition of spare parts to ensure operational continuity.

Strategic Investments 2Q25: investment in adsorbent renewal and equipment for paraxylene production to ensure operational continuity and market supply, as well as process adjustments for the industrial production of new, higher value-added copolymer grades.

29

EARNINGS RELEASE 2Q25

2Q25 REIQ Investimentos: In January 2025, Braskem announced REIQ Investimentos, which consists of a presumed PIS/COFINS credit of 1.5% linked to investments in the Brazilian chemical industry. Braskem has been advancing its capacity expansion projects using REIQ Investimentos. For 2025, the estimated investment is R$495 million (US$83 million).

In 2Q25, the Company recorded approximately R$59 million (US$10 million) in tax credits, mainly related to investments in the Transforma Rio project, in technologies to increase added value and efficiency across the resin chain, and in process adjustments for the industrial production of new, higher value-added copolymer grades.

6.8	STRATEGY

Braskem remains committed to executing the initiatives outlined in its Resilience and Transformation Program, focusing on overcoming the structural challenges of the global petrochemical industry and the Brazilian chemical sector. Through disciplined financial management, the Company has adopted decisive measures aimed at creating sustainable value, with emphasis on maximizing EBITDA and increasing cash generation.

6.8.1FINANCIAL	RESILIENCE AND HEALTH PROGRAM

Braskem’s Financial Resilience and Soundness Program aims to implement tactical and decisive initiatives across the Company’s operations and processes. Structured around three pillars — (i) initiatives impacting EBITDA; (ii) initiatives impacting cash generation; and (iii) actions to defend the competitiveness of the Brazilian chemical industry — the Program has been progressing as illustrated below:

i.	Initiatives impacting EBITDA: include actions in commercial, supply, feedstock acquisition and trading, logistics, energy, and other areas that face additional challenges in product sales strategy and variable cost reduction. Additionally, all Company teams are committed to financial discipline focused on reducing variable, general, and administrative expenses (SG&A), as well as other fixed costs, through process simplification and internal optimizations.
ii.	Initiatives impacting cash generation: this pillar includes actions aimed at optimizing working capital and strategically allocating CAPEX, both operational and growth oriented. Braskem has been seeking alternative financing methods to enable its projects through partnerships and the use of sector-specific incentives. One example is REIQ Investimentos, a branch of the Special Regime for the Chemical Industry, which provides a presumed PIS/COFINS credit of 1.5% for investments in expanding the installed capacity of the Brazilian chemical industry. In this context, Braskem announced in January the execution of seven expansion projects, totaling approximately 139 thousand tons of additional production capacity, enabled through the allocation of around R$614 million from this tax incentive.

30

EARNINGS RELEASE 2Q25

iii.	Actions to uphold the competitiveness of the Brazilian chemical industry: The Brazilian chemical industry, a strategic and essential sector for the country’s economic development, is currently facing one of the most challenging scenarios in its history. The sector’s idle capacity rate has reached record levels, reflecting growing international competition, often with more favorable cost structures. Moreover, the industry is under pressure from the global energy transition agenda, which requires significant investments in plant and process modernization, feedstock substitution, and CO₂ emissions reduction.

In response, Braskem, together with ABIQUIM and other industry players, emphasizes the importance of implementing mechanisms to protect the national industry, aiming to ensure a more competitive balance at the regional level. One example is Bill 892/25, which establishes the Special Sustainability Program for the Chemical Industry (“Presiq”), designed to promote sustainability and competitiveness in the sector through tax incentives. Braskem reaffirms its support for the approval of this bill, recognizing it as essential for strengthening the entire chemical production chain.

Additionally, with the approaching end of the Special Regime for the Chemical Industry (“REIQ”), scheduled for 2027 — a mechanism that reduces the tax burden on feedstock purchases — it becomes urgent to adopt measures that ensure the competitiveness of the Brazilian chemical industry in the face of structural and cyclical challenges. For Braskem, the reinstatement of the tax benefit on feedstock purchases to the original rate of 8.25% - approved when REIQ was implemented in 2013 - represents an opportunity for competitive parity.

6.8.2TRANSFORMATION	PROGRAM

Focused on building a more competitive, resilient, and sustainable Braskem, the Transformation Program brings together initiatives that support the long-term continuity of the business. Structured around three pillars: (i) naphtha-based optimization; (ii) gas-based expansion and flexibility; and (iii) migration to renewables. The Program is encapsulated in the phrase 'Switch to gas and fly up to green,' which reflects the Company’s commitment to energy transition and the evolution of its gas-based portfolio. The planned actions aim to strengthen operational efficiency, diversify the feedstock matrix, and accelerate the decarbonization of industrial processes.

i.	Naphtha-based optimization: involves implementing the strategy for naphtha-based assets with a focus on profitability and cash generation. In this context, the Company evalutes (i) optimizing the use of its most competitive industrial lines, such as the Rio de Janeiro unit, which operated at a 95% utilization rate in 2Q25; and (ii) hibernating less globally competitive lines through a reassessment of the asset portfolio. This reassessment considers factors such as plant age, technology, production cost, scale, and operational synergies, aiming for greater efficiency and profitability.
ii.	Gas-based expansion and flexibility: (i) enabling capacity expansion projects for gas-based feedstocks (ethane/propane/HLR); (ii) increasing flexibility of petrochemical complexes in Brazil; and (iii) ensuring operational stability through secured feedstock supply.

the Transforma Rio project is under this pillar, announced in February 2025, which aims to expand the capacity of the Rio de Janeiro petrochemical complex by 230 thousand tons of ethylene per year, along with equivalent volumes of polyethylene. Initially, only the conceptual and basic engineering study phase, totaling approximately R$233 million, has been approved.

The project’s Final Investment Decision is subject to the signing of a long-term ethane supply agreement and the use of resources under the REIQ Investimentos framework.

iii.	Migration to renewables: in response to growing demand for renewable products, Braskem reinforces its pioneering role in bioproducts, aiming to expand its production capacity to 1 million tons per year by 2030.

Several global initiatives are underway to support this growth, including: (i) Sustainea, a partnership with Sojitz for the production of bioMEG and bioMPG — renewable inputs for PET; (ii) the Braskem Siam joint venture with SCG Chemicals, which is developing the first Green Ethylene plant outside Brazil; and (iii) the development of new bioproducts and sustainable businesses, supported by Braskem’s innovation centers, such as the one in Lexington (USA), focused on renewable solutions.

31

EARNINGS RELEASE 2Q25

6.9	CASH FLOW

In 2Q25, Braskem reported an operational cash consumption of R$175 million, lower than in 1Q25, mainly due to reduced working capital consumption during the period. This was driven by lower costs of finished goods and feedstock, and the Company’s efforts to optimize inventory levels throughout the quarter.

Recurring cash consumption was also lower compared to 1Q25, in the amount of R$1 billion in 2Q25, primarily due to lower semiannual interest payments on the Company’s international bonds, which are concentrated in the first and third quarters of the year.

Including disbursements related to the geological event in Alagoas, the Company recorded total cash consumption of R$1.4 billion in 2Q25.

6.10	DEBT MATURITY PROFILE AND RATING

As of June 30, 2025, the balance of Braskem’s gross corporate debt was US$8.5 billion, in line with the balance reported on March 31, 2025. At the end of the period, corporate debt denominated in foreign currency accounted for 91% of the Company’s total debt.

The average maturity of corporate debt was approximately 9 years as of June 2025, with 68% of the debt maturing from 2030 onward. The Company’s weighted average cost of corporate debt was exchange rate variation +6.19% per year.

The Company ended the quarter with an adjusted net debt balance of US$6.8 billion.

32

EARNINGS RELEASE 2Q25

Debt US$ million	Jun/25 (A)	Mar/25 (B)	Jun/24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**11,079**	**11,086**	**10,799**	*0%*	*3%*
in R$	771	746	753	*3%*	*2%*
in US$	10,308	10,339	10,046	*0%*	*3%*
(-) Debt - Braskem Idesa and TQPM	**2,545**	**2,528**	**2,431**	***1%***	***5%***
in US$	2,545	2,528	2,431	*1%*	*5%*
(+) Financing Derivatives	**7**	**2**	**(7)**	***n.a.***	***n.a.***
in US$	7	2	(7)	*n.a.*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa and TQPM)	**8,541**	**8,559**	**8,362**	*0%*	*2%*
in R$	771	746	753	*3%*	*2%*
in US$	7,770	7,813	7,608	*-1%*	*2%*
Cash and Cash Equivalents Consolidated	**1,895**	**2,277**	**3,141**	*-17%*	*-40%*
in R$	774	792	1,629	*-2%*	*-52%*
in US$	1,121	1,485	1,513	*-25%*	*-26%*
(-) Cash and Cash Equivalents - Braskem Idesa e TQPM	**132**	**266**	**309**	***-50%***	***-57%***
in US$	132	266	309	*-50%*	*-57%*
(-) Exclusive Cash to Alagoas	**25**	**19**	**25**	***30%***	***-1%***
in R$	25	19	25	*30%*	*-1%*
(-) Cash to Injunction of ICMS Benefit	**-**	**-**	**0**	***n.a.***	***-100%***
in R$	-	-	0	*n.a.*	*-100%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa, TQPM and Alagoas)	**1,738**	**1,992**	**2,807**	*-13%*	*-38%*
in R$	749	773	1,603	*-3%*	*-53%*
in US$	989	1,219	1,204	*-19%*	*-18%*
(=) Adjusted Net Debt	**6,803**	**6,568**	**5,555**	*4%*	*22%*
in R$	22	(26)	(850)	*n.a.*	*n.a.*
in US$	6,781	6,594	6,405	*3%*	*6%*
(+) Global Agreement	**116**	**107**	**130**	***8%***	***-11%***
in R$	116	107	129	*8%*	*-10%*
in US$	-	-	1	*n.a.*	*-100%*
Recurring EBITDA (LTM)	**653**	**836**	**791**	*-22%*	*-17%*
Adjusted Net Debt/Recurring EBITDA (LTM)	**10.59x**	**7.98x**	**7.19x**	*33%*	*47%*
(-) Hybrid Bond[1]	**-**	**-**	**319**	***n.a.***	***-100%***
in US$	-	-	319	*n.a.*	*-100%*
(=) Adjusted Net Debt with 50% of hybrid bond	**6,919**	**6,675**	**5,366**	*4%*	*29%*
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**10.59x**	**7.98x**	**6.79x**	*33%*	*56%*

[1]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating considered the hybrid bond to be treated as 50% equity until its prepayment in Oct/24, from this date onwards the instrument is treated as 100% debt.

The cash level of approximately US$1.7 billion as of June 2025 ensures coverage of debt maturities over the next 30 months and does not include the available international revolving credit facility of US$1.0 billion, which matures in December 2026.

33

EARNINGS RELEASE 2Q25

Rating

In May 2025, Fitch Ratings downgraded Braskem's global scale rating to ‘BB’ with a stable outlook. The agency reaffirmed the national scale rating at ‘AAA(bra)’.

In May 2025, S&P Global Ratings downgraded Braskem's global scale rating to ‘BB’ with a negative outlook. The agency reaffirmed the national scale rating at ‘AAA(bra)’.

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	BB	Stable	05/27/2025
S&P	BB	Negative	05/27/2025

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	AAA(bra)	Stable	05/27/2025
S&P	brAAA	Negative	05/27/2025

7.CAPITAL	MARKETS
7.1	STOCK PERFORMANCE

On June 30, 2025, Braskem's shares were quoted at R$9.07/share (BRKM5) e US$3.28/share (BAK). The Company's shares are part of Level 1 corporate governance of B3 - Brasil, Bolsa e Balcão and are traded on the New York Stock Exchange (NYSE), through Level 2 ADRs (American Depositary Receipts), where each Braskem ADR (BAK) corresponds to two class "A" preferred shares issued by the Company, and on the Latibex Stock Exchange in Madrid, under the ticker XBRK.

34

EARNINGS RELEASE 2Q25

7.2	PERFORMANCE OF CORPORATE DEBT SECURITIES

35

EARNINGS RELEASE 2Q25

8.	LIST OF ANNEXES
8.1	PETROCHEMICAL SPREADS

BRAZIL/SOUTH AMERICA

•	PE Spread[10]: decrease compared to 1Q25 (-4%).
o	The price of PE in the US decreased (-10%) compared to 1Q25, mainly impacted by lower demand due to uncertainties about import tariffs.
o	The price of naphtha ARA decreased (-14%) compared to 1Q25, explained by the reduction (-10%) in the price of oil, mainly due to (i) the instability of the geopolitical scenario; and (ii) the increase in global supply, due to the gradual recovery in global production levels.
o	Compared to 2Q24, the spread decreased (-6%) mainly due to lower PE prices in the USA (-11%) due to the increase in global PE supply, mainly in China.
•	PP Spread[11]: increase compared to 1Q25 (+17%).
o	The price of PP in Asia decreased (-4%) compared to 1Q25, mainly explained by the reduction in demand in the region, due to tariff uncertainties.
o	The price of naphtha ARA decreased (-14%) compared to 1Q25, as previously explained.
o	Compared to the same quarter in 2024, the spread was higher (+14%) mainly due to the lower price of naphtha ARA (-18%), as previously mentioned.
•	PVC Par Spread[12]: lower compared to 1Q25 (-5%).
o	The price of PVC was lower compared to 1Q25 (-6%), mainly impacted by lower demand from the construction sector, due to interest rate levels and global macroeconomic factors; and (ii) offset by the higher price of Caustic Soda (+6%), due to the higher volume of exports, explained by the reduction in demand in the region.
o	Compared to 2Q24, the PVC Par spread reduced (-4%), mainly impacted by the reduction in Par PVC prices (-13%), mainly explained by the increase in supply, compared to the same period of the previous year, explained by the increase in operating rates with the entry of new PVC production capacities.
•	Spread on Main Chemicals[13]: increase compared to 1Q25 (+5%).
o	The price of naphtha decreased (-14%), as mentioned previously, offsetting the reduction in the price of the Main Chemicals (-7%) in relation to the previous quarter, mainly due to (i) the lower price of benzene (-17%), due to scheduled and unscheduled shutdown at styrene plants in the United States that occurred in the period; and (ii) the reduction in the price of propylene (-16%) in the USA, explained by tariff uncertainties.
o	Compared to 2Q24, the Main Chemicals spread was lower (-19%), influenced by the reduction in gasoline prices (-20%); of toluene (-24%), benzene (-36%), and propylene (-19%).

10 (U.S. PE Price – naphtha ARA price)*82%+(U.S. PE Price – 50% U.S. ethane price – 50% U.S. propane price)*18%.

11 Asia PP price – Naphtha ARA price.

12 PVC Price: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

13 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

36

EARNINGS RELEASE 2Q25

UNITED STATES AND EUROPE

•	PP Spreads USA[14]: remained in line with 1Q25.
o	The price of PP decreased (-11%) compared to 1Q25 due to the lower price of propylene in the USA (-16%), mainly explained by the increase in supply, due to the normalization of utilization rates in the region during the period.
o	In relation to the same quarter of the previous year, the spread remained in line.
•	PP Spreads Europe[15]: increase (+7%) compared to 1Q25.
o	The price of PP and propylene in Europe remained in line when compared to 1Q25, mainly explained by the 7% depreciation of the average euro against the average dollar during the period.
o	Compared to 2Q24, the spread was lower (-16%) mainly impacted by the lower PP price in Europe (-6%).

MEXICO

•	PE Spread North America[16]: decreased compared to 1Q25 (-12%).
o	O The PE price in the US decreased (-12%) compared to 1Q25, as previously explained.
o	O The price of ethane decreased (-12%) compared to 1Q25, mainly explained by the reduction in exports, especially in June, explained by the impact of new licensing requirements imposed by the United States on Chinese vessels.
o	In relation to the same period of the previous year, the spread was lower (-22%), mainly impacted by the higher price of ethane (+25%), due to the increase in the export capacity of ethane and natural gas in the region during the period.

14 U.S. PP – U.S. propylene price

15 EU PP – EU propylene price

16 U.S. PE – U.S. ethane price

37

EARNINGS RELEASE 2Q25

8.2	RESIN SALES BY SECTOR

Resin sales by sector (%) | Brazil/South America segment

Resin sales by sector (%) | Mexico segment

38

EARNINGS RELEASE 2Q25

8.3	UPDATES ABOUT ALAGOAS

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements in progress:

i)	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;
ii)	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Additionally, the agreement provides for the allocation of the amount of R$300 millionfor compensation for social damages and collective pain and suffering and for any contingencies related to actions in vacated areas and urban mobility actions. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;
iii)	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and
iv)	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

39

EARNINGS RELEASE 2Q25

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

Balance of the Alagoas geological event's provision (R$million)	2Q25	1Q25	2Q25 YTD	2024
Balance at the beginning of the period	5,080	5,570	5,570	5,240
Provision Additions[17]	(93)	(47)	(139)	2,237
Payments and Reclassifications[18]	(404)	(468)	(872)	(2,052)
Realization of present value adjusment	86	25	111	145
Balance at the end of the period	4,670	5,080	4,670	5,570

The total amounts recorded from the beginning of actions related to the geological event until the period ending June 30, 2025, are segregated into the following action fronts:

Provision by work front (R$ million)	Accumulated provision	Payments and reclassifications		Realization of present value adjustment	Provision balance
a. Support for relocating and compensating	5,723	(5,089)		121	755
b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters	5,429	(3,541)		295	2,183
c. Social and urban measures	1,838	(1,124)		179	893
d. Additional measures	4,559	(3,849)	*	129	839
Total	17,549	(13,603)		724	4,670

*Includes the Global Agreement with the Municipality of Maceió.

a)	Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4 updated in December 2020), including establishments that require special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$755 million (2024: R$997 million) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

By June 30, 2025, 99.9% of residents of all residential, commercial and mixed properties had already been relocated. 19.190 proposals were presented (99,9% of the total predicted). Additionally, 19,105 proposals for financial compensation were accepted (99.5% of the total forecast) and 19,072 were paid (99.4% of the total forecast). Under the Financial Compensation and Relocation Support Program (PCF), more than R$4.2 billion were disbursed, in the form of financial compensation, temporary assistance and legal fees, from the beginning of the program until the end of June 2025.

17 The reversal of the provision in 2Q25 primarily refers to the update of the present value adjustment due to the remeasurement of the disbursement estimate during the periods. In the fiscal year 2024, it is mainly explained by the update of cost estimative relating to the adjustments to the plan for closing the mining wells, implementation and advancement in the maturity of projects, initiatives and programs present in the actions fronts in Alagoas; and ii) inflation adjustment of R$15 million reported under Financial expenses

18 Of the amount of the 2Q25 of R$ 872 million: R$684 million refers to payments made and R$188 million was reclassified to Other liabilities, which totals a balance of R$439 million referring to accounts payable for the Geological event in Alagoas

40

EARNINGS RELEASE 2Q25

b)	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas.

The closure plan of 35 mining areas currently considers the following:

i)	18 cavities are scheduled for priority filling with solid material. To date, 6 cavities have been filled (cavities 04, 07, 11, 17, 19 and 25), 2 cavities have reached the technical filling limit (cavities 15 and 27), 5 cavities are in the filling process (cavities 16, 20/21, 22/23), and the remaining 5 cavities are in the preparation and planning activities;
ii)	6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures. Technical studies on the natural filling of cavity 18, which collapsed on December 10, 2023, were approved by the ANM in May 2025;
iii)	11 cavities remain within the salt layer and pressurized. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned balance amount of R$2,183 million (2024: R$2,607 million) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The report was submitted to the authorities, and their opinion is awaited concerning the recommended additional actions, which are related to evaluations and monitoring that complement the ongoing environmental plan.

c)	Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed (Sistema Chã da Jaqueira, Ladeira Santa Amélia, Rua Marquês de Abrantes, Via Lateral da Av. Menino Marcelo, Binário da Ladeira do Cálmon and the Intelligent Traffic Light System and Surveillance that are under in assisted operation), are in progress (Side roads of Av. Durval de Goes Monteiro – Stage 2 and Connection of Av. Durval de Goes with Av. Menino Marcelo) and 2 other are in the planning stage. Regarding actions in vacated areas, the overall progress of the Encosta do Mutange Stabilization project is 98.5%, as of June 30, 2025, and demolition activities in this area have been completed. Other actions, such as earthworks, construction of a drainage system and planting of vegetation cover in the area involved, are still being carried out, with completion scheduled for the first half of 2025. Other activities related to emergency demolitions in the areas 40 EARNINGS RELEASE 1Q25 Home are proceeding as requested by the DCM and have reached 62.6% of the total area to be demolished (73.5% in number of properties). Additionally, the Company continues to take actions to care for the neighborhoods, including property security, waste management, and pest control. Regarding the Social and Urban Action Plan ("PAS"), of the 47 planned actions, 30 are under Braskem's responsibility (6 are under implementation, 11 are in the planning stage, and 13 are yet to be planned) and 17 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$893 million (2024: R$1,141 million).

41

EARNINGS RELEASE 2Q25

d)	Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. Regarding the Urban Integration and Development Project of Flexais, significant progress has been made in the process of compensating residents (Financial Support Program - PAF), in which, by June 30, 2025, 1,841 proposals had been presented (99.9% do total) and 1,826 payments had already been completed (99.2% of proposals). The project’s goal is to promote access to essential public services and encourage the local economy of Flexais, aiming to address the socio-economic isolation of the region, considering that of the 23 actions established in the project, 14 have been implemented (9 of which are continuous implementation and 5 have already been fully completed), 07 are in progress and 02 are scheduled to begin in the coming months. O The balance of additional measures described in this item totals R$839 million (2024: R$825 million).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

42

EARNINGS RELEASE 2Q25

It is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

For more information, please check explanatory note 23 ("Geological event – Alagoas") of the consolidated and individual Financial Statements as of June 30, 2025.

43

EARNINGS RELEASE 2Q25

8.4	DEMONSTRATIVO DE RESULTADOS CONSOLIDADO

8.5	CÁLCULO DO EBITDA RECORRENTE CONSOLIDADO

8.6	EBITDA RECORRENTE POR SEGMENTO

44

EARNINGS RELEASE 2Q25

8.7	INDICADORES

Indicators US$ million	2Q25 (A)	1Q25 (B)	2Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	74	224	320	-67%	-77%
EBITDA Margin[1]	2%	7%	9%	*-4 p.p.*	*-6 p.p.*
SG&A/Net Revenue (%)	7%	7%	6%	*1 p.p.*	*1 p.p.*
Financial[2]					
Adjusted Net Debt	6,919	6,675	5,685	4%	22%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	10.59x	7.98x	6.79x	33%	56%
Recurring EBITDA (LTM)/Interest Paid (LTM)	1.14	1.54	1.43	-26%	-20%
Company Valuation					
Share Price (Final)[4]	1.7	1.9	3.2	-13%	-48%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	1,325	1,527	2,561	-13%	-48%
Adjusted Net Debt	8,729	8,371	7,276	4%	20%
Braskem	6,919	6,675	5,685	4%	22%
Braskem Idesa (75%)	1,810	1,697	1,591	7%	14%
Enterprise Value (EV)[6]	10,990	10,858	10,878	1%	1%
Recurring EBITDA LTM	804	1,036	944	-22%	-15%
Braskem	653	836	791	-22%	-17%
Braskem Idesa (75%)	150	200	154	-25%	-2%
EV/Recurring EBITDA LTM	13.7x	10.5x	11.5x	30%	19%
FCF Yield (%)	-88%	-60%	-17%	*-27 p.p.*	*-70 p.p.*
TSR (%)[7]	-13%	2%	-39%	*-16 p.p.*	*26 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

45

EARNINGS RELEASE 2Q25

8.8	BALANÇO PATRIMONIAL CONSOLIDADO

ASSETS (R$ million)	Jun/25 (A)	Mar/25 (B)	Change (A)/(B)
Current	**30,743**	**34,101**	**-10%**
Cash and Cash Equivalents	9,183	11,317	*-19%*
Marketable Securities/Held for Trading	1,121	1,712	*-35%*
Accounts Receivable	3,547	3,454	*3%*
Inventories	13,496	14,412	*-6%*
Recoverable Taxes	1,338	1,028	*30%*
Prepaid expenses	1,014	1,159	*-13%*
Derivatives	243	305	*-20%*
Other Assets	801	714	*12%*
Non Current	**60,560**	**61,321**	**-1%**
Taxes recoverable	2,113	2,016	*5%*
Income Tax and Social Contribution	318	-	*n.a.*
Deferred Income Tax and Social Contribution	11,591	12,478	*-7%*
Derivatives	234	268	*-13%*
Other Assets	568	491	*16%*
Investments	522	458	*14%*
Property, Plant and Equipament	38,446	38,454	*0%*
Intangible Assets	3,208	3,317	*-3%*
Assets right of usage	3,560	3,839	*-7%*
Total Assets	**91,303**	**95,422**	**-4%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Jun/25 (A)	Mar/25 (B)	Change (A)/(B)
Current	**25,471**	**25,901**	**-2%**
Suppliers	15,663	15,861	*-1%*
Financing and Debentures	2,535	1,701	49%
Braskem Idesa Financing	263	818	*-68%*
Derivatives	205	318	*-36%*
Salary and Payroll Charges	729	704	4%
Taxes Payable	503	599	*-16%*
Income Tax and Social Contribution	433	298	45%
Sundry Provisions	636	628	1%
Other payables	1,810	1,971	-8%
Provision - geological event in Alagoas	1,760	2,044	*-14%*
Lease	934	959	-3%
Non Current	**69,090**	**73,316**	**-6%**
Financing and Debentures	44,034	47,439	*-7%*
Braskem Idesa Financing	13,626	13,699	*-1%*
Derivatives	251	317	*-21%*
Taxes Payable	211	244	n.a.
Provision - geological event in Alagoas	2,910	3,036	*-4%*
Loan to non-controlling shareholders of Braskem Idesa	989	1,010	-2%
Deferred Income Tax and Social Contribution	1,055	1,178	*-10%*
Post-employment Benefit	554	544	2%
Legal provisions	872	845	*3%*
Sundry Provisions	1,215	1,255	*-3%*
Other payables	384	399	-4%
Lease	2,989	3,350	*-11%*
Shareholders' Equity	**(3,258)**	**(3,795)**	**-14%**
Capital	8,043	8,043	*0%*
Capital Reserve and treasury shares	3	16	*-81%*
Profit Reserves	-	-	*n.a.*
Goodwill on acquisition of subsidiary under common control	(488)	(488)	*0%*
Other results	2,234	1,526	*46%*
Retained Earnings (Accumulated Losses)	(13,597)	(13,333)	*2%*
Company's Shareholders	**(3,805)**	**(4,236)**	**-10%**
Noncontrolling Shareholder Interest in Subsidiaries	547	441	*24%*
Total Liabilities and Shareholders' Equity	**91,303**	**95,422**	**-4%**

46

EARNINGS RELEASE 2Q25

8.9	FLUXO DE CAIXA CONSOLIDADO

47

EARNINGS RELEASE 2Q25

8.10	DEMONSTRATIVO DE RESULTADOS BRASKEM IDESA

8.11	BALANÇO PATRIMONIAL BRASKEM IDESA

48

EARNINGS RELEASE 2Q25

8.12	FLUXO DE CAIXA BRASKEM IDESA

49

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.